MANAGEMENT INFORMATION CIRCULAR

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

RENAISSANCE OIL CORP.

TO BE HELD ON DECEMBER 8, 2015

Dated:  November 3, 2015

RENAISSANCE OIL CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Renaissance Oil Corp. (“Renaissance” or the “Corporation”) will be held on Tuesday, December 8, 2015 at 10:00 a.m. (Vancouver time) at Suite 3123, 595 Burrard Street, Vancouver, B.C., V7X 1J1, for the following purposes:

1.

to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2014 and the report of the auditor thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to appoint Deloitte LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the stock option plan of the Corporation, as described in the accompanying management information circular; and

5.

to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Your vote is important.

This notice is accompanied by a management information circular, and either a form of proxy for registered shareholders or a form of proxy or voting instruction form for beneficial shareholders, (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Corporation’s audited consolidated financial statements and management’s discussion and analysis and/or interim consolidated financial statements and management’s discussion and analysis by marking the appropriate box on the enclosed financial statement request card. The audited consolidated financial statements of the Corporation for the year ended December 31, 2014 can be found on SEDAR at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Corporation has, by resolution, fixed the close of business on November 3, 2015 as the record date, for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The Board of Directors of the Corporation has, by resolution, fixed 10:00 a.m. (Vancouver time) on December 4, 2015, or no later than 48 hours before the time of any adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment or postponement thereof must be deposited with the Corporation’s transfer agent.

DATED at Vancouver, British Columbia, this 3rd day of November, 2015.

BY ORDER OF THE BOARD

“Craig Steinke”
Craig Steinke Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) has been prepared in connection with the solicitation of proxies by the management of Renaissance Oil Corp. (“Renaissance” or the “Corporation”) for use at the annual general meeting (the “Meeting”) of holders of common shares of Renaissance (the “Common Shares”) to be held on Tuesday, December 8, 2015 at the time and place and for the purposes set forth in the accompanying notice (the “Notice”). References in this Circular to the Meeting include any adjournment or postponement thereof.

Unless otherwise stated, the information contained in this Circular is as of November 3, 2015 and all dollar amounts referenced herein are expressed in Canadian dollars.

Background

On September 3, 2014, San Antonio Ventures Inc. (“San Antonio”) completed its reverse take-over (the “RTO”) with R2 Energy Ltd. (“R2”), which was effected pursuant to an amalgamation agreement dated August 1, 2014 (the “Amalgamation Agreement”) among San Antonio, R2 and 1837783 Alberta Ltd. (“San Antonio Subco”), a wholly-owned subsidiary of San Antonio. Pursuant to the Amalgamation Agreement, the shareholders of R2 were issued one common share of San Antonio for every one R2 common share and all convertible securities of R2 were exchanged for convertible securities of San Antonio on the same basis. At the annual general meeting of shareholders of San Antonio held on September 12, 2014, the shareholders of San Antonio approved, (i) the adoption of new articles of the Corporation, and (ii) a name change whereby San Antonio changed its name to “Renaissance Oil Corp.” All disclosure in this Circular is presented on a post-consolidation basis.

In connection with the RTO, each of Kenneth Phillippe, Stephen Kenwood and Thomas Dyakowski resigned as directors of San Antonio. Messrs. Craig Steinke, Ian W. Telfer and Gordon Keep were appointed as directors of the resulting issuer and Christopher I. Dyakowski remained as a director. In addition, Craig Steinke was appointed Chief Executive Officer (“CEO”) and Jeremy Crichton was appointed Chief Financial Officer (“CFO”) of the resulting issuer.

GENERAL PROXY MATTERS

Solicitation of Proxies

Proxies may be solicited by mail, telephone, email, facsimile or other electronic means. Proxies may be solicited personally by directors or regular employees of the Corporation. The cost of solicitation of proxies will be paid by the Corporation.

How to Vote

You can vote by proxy or you can attend the Meeting and vote your Common Shares in person. There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Voting at the Meeting will be by a show of hands unless a poll is required or requested. Only registered shareholders or proxyholders are allowed to make motions or vote at the Meeting.

Registered Shareholders

You are a registered shareholder if you have a share certificate registered in your name.

Voting by Proxy

Gordon Keep, Director, or failing him, Jeremy Crichton, CFO, have agreed to act as the Renaissance proxyholders and each is an officer and/or director of the Corporation. You have the right to appoint someone other than the persons designated in the enclosed form of proxy to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided. This person does not need to be a shareholder.

On any ballot, your proxyholder must vote your Common Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Common Shares will be voted accordingly.

In respect of any matter for which a choice is not specified, the Renaissance proxyholder will vote in favour of such matter identified on the proxy and for the nominees of management for directors and auditors as identified in the proxy.

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of Renaissance knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which at present are not known to the management of Renaissance should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

If you appoint someone other than the Renaissance proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder that is a corporation, your proxy should have the seal of the corporation, if applicable, and must be executed by an officer or an attorney, authorized in writing. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder that is a corporation, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) by mail to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by toll free fax at 1-866-249-7775 in North America. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 10:00 a.m. (Vancouver time) on December 4, 2015, or 48 hours before the time the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.

Non-Registered Shareholders

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  The Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the Common Shares on how to vote such shares on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications ("Broadridge").  Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting.  Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such Common Shares are voted.

The Company will not pay for an intermediary to deliver proxy related materials and voting instruction forms to objecting beneficial owners (called OBOs for Objecting Beneficial Owners).  OBOs have objected to their intermediary disclosing ownership information about themselves to the Company.  Accordingly, OBOs will not receive the materials unless their intermediary assumes the costs of delivery.

The Company is not relying on the "notice-and-access" delivery procedures outlined in National Instrument 54-101 to distribute copies of the proxy related materials in connection with the Meeting.

Attending the Meeting and Voting in Person

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

Changing Your Vote

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder that is a corporation, your written note must have the seal of the corporation, if applicable, and must be executed by an officer or an attorney, authorized in writing. The written authorization must accompany the revocation notice.

The Corporation must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it is postponed or adjourned. Please send the written notice to the Corporation’s registered office at: Cassels Brock & Blackwell LLP, re: Renaissance Oil Corp., Suite 2200, 885 West Georgia Street, Vancouver B.C., V6C 3E8. You can also give your written notice to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken.

If you have sent in your completed proxy form and then decide you want to attend the Meeting and vote in person, you need to revoke the proxy form before you can vote at the Meeting.

Non-Registered Shareholders

Only registered shareholders have the right to revoke a proxy. Non-registered shareholders can change their vote by contacting your intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Record Date and Shares Entitled to Vote

The board of directors of Renaissance (the “Board”) has fixed the close of business on November 3, 2015 as the record date for the purposes of determining shareholders entitled to receive notice of the Meeting and vote at the Meeting (the “Record Date”).

Only shareholders of record as of the Record Date, who either attend the Meeting personally or complete and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

Quorum and Approval

A quorum of shareholders is required to transact business at the Meeting. A quorum is two persons who are, or who represent by proxy, shareholders who are entitled to vote at the Meeting.

A simple majority (50% plus 1) of the votes cast at the Meeting is required to approve all items of business.

Shares Outstanding and Principal Holders

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value, each carrying the right to one vote and an unlimited number of preferred shares. As of November 3, 2015, there were a total of 108,178,469 Common Shares issued and outstanding and no preferred shares issued and outstanding. The Corporation has no other classes of voting securities.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Circular, the following persons beneficially own, or control or direct, directly or indirectly, 10% or more of the Corporation’s outstanding Common Shares:

Name	Number of Common Shares Held (1)	Percentage of Total
Ian Telfer	13,120,356	12.13%
Casey Capital Strategies, LLC	11,750,000	10.86%
(1)

The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information and/or provided by the securityholders.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Corporation who has held such position at any time since January 1, 2014; (b) proposed nominee for election as a director of the Corporation; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than directors and executive officers of the Corporation having an interest in the resolutions regarding the approval of the Corporation’s stock option plan as such persons are eligible to participate in such plan.

Interests of Informed Persons in Material Transactions

The Corporation is not aware of any informed person or any proposed nominee for election as a director of the Corporation, or any associate or affiliate of the foregoing, who has had a material interest, direct or indirect, in any transaction entered into since January 1, 2014 or any proposed transaction, which has materially affected or would materially affect the Corporation, other than certain proposed nominees for election as directors who were officers, directors and/or security holders of R2, and in such capacity(ies), had a material interest in the RTO.

An “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself, if it has purchased, redeemed or otherwise acquired any of its shares, for so long as it holds any of its shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Board presently consists of four directors and the Board has fixed the number of directors for election at the Meeting at four.

The Board has nominated four individuals to stand for election as directors. All four nominees are currently directors of the Corporation. Each elected director will serve for a one-year term which will expire at the 2016 annual meeting or until a successor is elected or appointed, or if he otherwise ceases to be a director in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (British Columbia). Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.

Advance Notice Provisions

At the Corporation’s 2014 annual general meeting, the Corporation’s Shareholders voted to adopt new articles of the Corporation.  The new articles included the advance notice provisions (the "Advance Notice Provisions"). The Advance Notice Provisions include, among other things, a provision that requires advance notice be given to the Corporation in circumstances where nomination of persons for election to the Board are made by shareholders of the Corporation. The Advance Notice Provisions set a deadline by which shareholders must submit nominations (a "Notice") for the election of directors to the Corporation prior to any annual or special meeting of shareholders. In the case of an annual meeting of shareholders, a Notice must be provided to the Corporation not less than 30 days and not more than 65 days prior to the date of the annual meeting.  As of the date of this Information Circular, the Corporation has not received notice of a nomination in compliance with the Advance Notice Provisions.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the election of the four director nominees.

The following provides information on the four director nominees including: (i) their province or state and country of residence; (ii) the period during which each has served as a director; (iii) their membership on committees of the Board; (iv) their present principal occupation, business or employment and in the last five years; and (v) their current equity ownership consisting of Common Shares, options and common share purchase warrants (“Warrants”) beneficially owned, controlled or directed, directly or indirectly.

Craig Steinke Washington, United States of America Age: 57 Director since: September 3, 2014 Not Independent (1)

Mr. Steinke was a co-founder, Chief Executive Officer and director of R2. He has over 20 years of experience in the global oil and gas industry, specializing in property acquisitions and resource development. During his career, Mr. Steinke has contributed to the acquisition, development and financing of over 25 million acres of domestic and international petroleum and natural gas rights. He has also initiated and developed several unconventional resource companies, with a focus on shale gas. Most recently, Mr. Steinke was Executive Chairman and Chief Executive Officer of Realm Energy International Corporation (“Realm Energy”), a Canadian energy company focused on exploration and development of shale plays in Europe and emerging markets.

Mr. Steinke is educated in Petroleum Land Management and received certification with the CWC School of Energy (London, England) in World Fiscal Systems for Oil and Gas. He is also a member of the Association of International Petroleum Negotiators, an organization that enhances the professionalism of cross-border energy negotiators worldwide.

Board Committees
None.
Principal Occupation
Chief Executive Officer of Renaissance Oil Corp.
Common Shares, Options and Warrants (as at November 3, 2015)
	Common Shares	Options	Warrants
	5,229,737	800,000	166,666(2)
(1)	Mr. Steinke is not independent on the basis that he is an executive officer of the Corporation.
(2)	Each Warrant entitles the holder to acquire one Common Share at an exercise price of $0.50 until July 31, 2019.

Ian W. Telfer British Columbia, Canada Age: 69 Director since: September 3, 2014 Independent

Mr. Telfer has over 25 years experience in the mining industry, with a focus on the precious metals sector. Mr. Telfer serves as Chairman of the Board of Goldcorp Inc., one of the largest and fastest growing gold mining companies in the world. He has also served as a director and/or officer of several Canadian and International mining companies, including Uranium One Inc., New Gold Inc. and Peak Gold Ltd.

Mr. Telfer is the former Chairman of the World Gold Council, an organization comprised of representatives from the world’s leading gold mining companies. He has received special achievement awards from various organizations, including the Prospectors and Developers Association of Canada, Ernst & Young Entrepreneur of the Year, the BC & Yukon Chamber of Mines and has been inducted into the Mining Hall of Fame.

Mr. Telfer is a Chartered Accountant. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa.

	Board Committees
	Audit Committee (Chair) Corporate Governance & Nominating Committee (Chair)
	Principal Occupation
	Chairman of the Board of Goldcorp Inc.
	Common Shares, Options and Warrants (as at November 3, 2015)
	Common Shares	Options	Warrants
	13,120,356 (1)	500,000	6,520,256(1)(2)
(1)	Mr. Telfer owns or controls, directly or indirectly, an aggregate of 5,000,000 Common Shares and 5,000,000 Warrants through Fernwood Foundation, a foundation under his control and direction.
(2)

1,520,256 Warrants entitles the holder to acquire one Common Share at an exercise price of $0.50 until July 31, 2019 and 5,000,000 Warrants entitles the holder to acquire one Common Share at an exercise price of $0.20 until October 6, 2020.

Gordon Keep British Columbia, Canada Age: 58 Director since: September 3, 2014 Independent

Mr. Keep has extensive business experience in investment banking and creating publically traded natural resource companies. He is the Chief Executive Officer of Fiore Management & Advisory Corp., a financial advisory firm. He also currently serves as a director and/or officer for several junior mining and junior oil and gas companies.

Mr. Keep is a Professional Geologist in the Province of British Columbia. He holds a Bachelor of Science in Geological Sciences from Queen’s University and a Masters in Business Administration from the University of British Columbia.

Board Committees
Audit Committee Corporate Governance & Nominating Committee
Principal Occupation
Chief Executive Officer of Fiore Management & Advisory Corp.
Common Shares, Options and Warrants (as at November 3, 2015)
	Common Shares	Options	Warrants
	1,175,941(1)	700,000 (1)	1,000,000(1)(2)
(1)

Mr. Keep indirectly controls an aggregate of 572,191 Common Shares, 200,000 stock options and 500,000 Warrants through Fiore Management & Advisory Corp., of which Mr. Keep is the Chief Executive Officer. Mr. Keep holds 2,250 Common Shares through the Kinder Dream Foundation, a foundation under his control and direction.

(2)	Each Warrant entitles the holder to acquire one Common Share at an exercise price of $0.20 until October 6, 2020.

Christopher I. Dyakowski British Columbia, Canada Age: 63 Director since: June 10, 2010 (1) Independent

Mr. Dyakowski is a Mining Exploration Geologist and Consultant with over 35 years of experience in his profession. He also has extensive business, management and leadership experience in the mining and oil and gas sectors. Mr. Dyakowski was the Chief Executive Officer and President of San Antonio, and has served as a director and/or officer of several other public companies, including San Marco Resources Ltd. and Orofino Minerals Inc.

Mr. Dyakowski has been a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992. He holds a Bachelor of Science in Geology from the University of British Columbia.

	Board Committees
	Audit Committee Corporate Governance & Nominating Committee
	Principal Occupation
	Self-Employed Professional Geoscientist (mining & exploration)
	Common Shares, Options and Warrants (as at November 3, 2015)
	Common Shares	Options	Warrants
	129,000	250,000	Nil
(1)	Mr. Dyakowski was appointed as a director of San Antonio on June 10, 2010, and continued as a director of Renaissance as of September 3, 2014.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, no proposed director:

(a)

is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that

(a)

was subject to an order that was issued while the proposed director was acting in the capacity of director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer; or

(b)

is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director or an executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Gordon Keep, was a director of Rusoro Mining Ltd. (“Rusoro”) on May 21, 2013 when the British Columbia Securities Commission (“BCSC”) issued a cease trade order against Rusoro for failure to file its audited financial statements for the year ended December 31, 2012 and related MD&A. On June 5, 2013 and June 7, 2013, respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission (“OSC”) and the Authorite des Marches Financiers (“AMF”). On August 21, 2013 (BCSC), August 28, 2013 (AMF) and September 4, 2013 (OSC) granted full revocations of the cease trade order issued by each of them. Rusoro was unable to file its December 31, 2012 financial statements and MD&A by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro’s gold mining assets in Venezuela.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding to vote for a proposed director, other than Ian W. Telfer, who entered into a settlement agreement with staff of the OSC in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a share transaction in 2008. Mr. Telfer cooperated fully with staff and, pursuant to the settlement agreement, paid $200,000 towards the costs of the investigation.

Appointment and Remuneration of the Auditor

Effective November 6, 2014, MNP LLP resigned as auditors of the Corporation and Deloitte LLP were appointed to such position.  A Notice of Change of Auditor and response letters from each of the former and successor auditors are attached hereto as Schedule “B” pursuant to the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.

At the Meeting, shareholders will be asked to approve the appointment of Deloitte LLP as the independent auditor of the Corporation to hold office until the 2016 annual meeting with remuneration to be approved by the Board. Deloitte LLP has been the independent auditor of the Corporation since November 6, 2014.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the appointment of Deloitte LLP as the Corporation’s independent auditor to hold office until the 2016 annual meeting with remuneration to be approved by the Board.

Approval of Stock Option Plan

The Option Plan

Effective September 12, 2014, the Board adopted a stock option plan dated August 12, 2014 (the “Option Plan”) which was approved by shareholders of Renaissance at the special meeting of shareholders held on September 12, 2014. The Option Plan was prepared in accordance with current policies of the TSX Venture Exchange (the “TSXV”). A copy of the Option Plan is available upon request by any shareholder at no charge, or may be reviewed at the Corporation’s registered office during normal business hours until the date of the Meeting.

The Option Plan is a “rolling” stock option plan which sets the number of options available for grant by the Corporation at an amount equal to up to a maximum of 10% of the Corporation’s issued and outstanding Common Shares from time to time, less any Common Shares reserved for issuance under other share compensation arrangements. Under TSXV policies, the Option Plan must be approved by the Corporation’s shareholders on an annual basis. Therefore, shareholders are being asked to approve the Option Plan (with no amendments) at the Meeting.

The purpose of the Option Plan is to promote the profitability and growth of the Corporation by facilitating the efforts of Renaissance to attract and retain key individuals. The Option Plan provides an incentive for and encourages ownership of Common Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Common Shares. Directors, officers, employees, consultants and eligible charitable organizations (as such terms are defined in the Option Plan) are eligible to be granted stock options under the Option Plan.

Pursuant to the Option Plan: (i) the aggregate number of options granted to any one person (and companies wholly-owned by that person) pursuant to the Option Plan and any other share compensation arrangement in a 12-month period must not exceed 5% of the issued Common Shares calculated on the date an option is granted to the person (unless the Corporation has obtained the requisite disinterested shareholder approval); (ii) the aggregate number of options granted to any one consultant in a 12-month period pursuant to the Option Plan and any other share compensation arrangement must not exceed 2% of the issued Common Shares, calculated on the date an option is granted to the consultant; (iii) the aggregate number of options granted to all persons retained to provide investor relations activities in any 12-month period pursuant to the Option Plan and any other share compensation arrangement must not exceed 2% of the issued Common Shares, calculated on the date an option is granted to any such person; and (iv) the aggregate number of options granted to all eligible charitable organizations in any 12-month period pursuant to the Option Plan and any other share compensation arrangement must not exceed 1% of the issued Common Shares, calculated on the date an option is granted to any such person. Subject to the Option Plan and otherwise in compliance with the policies of the TSXV, the Board shall determine the manner in which an option shall vest and become exercisable. Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than one-quarter (1/4) of such options vesting in any three-month period. All options are non-assignable and non-transferable. Disinterested shareholder approval will be obtained for any reduction in the exercise price of a stock option if the optionee is an insider of the Corporation at the time of the proposed amendment.

Subject to a minimum exercise price of $0.05 per Common Share, the exercise price per Common Share for an option shall be not less than the “Market Price” as calculated pursuant to the TSXV policies at the date of grant.

Every option granted under the Option Plan shall have a term not exceeding and shall therefore expire no later than 10 years after the date of grant (subject to extension where the expiry date falls within a “blackout period”). An option will be automatically extended past its expiry date if such expiry date falls within a “blackout period” during which the Corporation prohibits optionees from exercising their options, subject to the following requirements: (a) the blackout period must (i) be formally imposed by the Corporation pursuant to its internal trading policies; and (ii) must expire upon the general disclosure of undisclosed material information; and (b) the automatic extension of an option will not be permitted where the optionee or the Corporation is subject to a cease trade order (or similar order under securities laws) in respect of the Corporation’s securities.

The Option Plan contains provisions for adjustment in the number of Common Shares or other property issuable on exercise of a stock option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the Common Shares.

Upon the occurrence of, among other things, a take-over bid, amalgamation, merger, arrangement or other business combination (each an “Accelerated Vesting Event”), the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any stock option, to make such changes to the terms of stock options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of stock options, conditionally or unconditionally; (b) terminating every stock option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the stock options are proposed to be granted to or exchanged with the holders of stock options, which replacement options treat the holders of stock options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of Common Shares under such transaction; (c) otherwise modifying the terms of any stock option to assist the holder to tender into any take-over bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any stock option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event. The determination of the Board in respect of any such Accelerated Vesting Event will for the purposes of the Option Plan be final, conclusive and binding.

In connection with the exercise of an option, as a condition to such exercise the Corporation will require the optionee to pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such option.

According to the Option Plan, if a director, officer, employee or consultant is terminated for cause, then each option held by such participant shall terminate and shall therefore cease to be exercisable upon such termination for cause. If an optionee dies prior to otherwise ceasing to be an eligible person, each option held by such optionee shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 12 months after the date of the optionee’s death. Unless an option agreement specified otherwise, if an optionee (other than an optionee who is involved in investor relations activities) ceases to be an eligible person for any reason other than death or termination for cause, each option held by such optionee shall cease to be exercisable 90 days after such terminating event or for a reasonable period after the optionee ceases to serve in such capacity, as determined by the Board. If an optionee involved in investor relations activities ceases to be an eligible person for any reason other than death or termination for cause, each option held by such optionee shall cease to be exercisable 30 days after such terminating event or for a reasonable period after the optionee ceases to serve in such capacity, as determined by the Board.

If any portion of an option is not vested at the time an optionee ceases, for any reason whatsoever, to be an eligible person, such unvested portion of the option may not be thereafter exercised by the optionee or its legal representative, as the case may be, provided that the Board may, in its discretion, thereafter permit the optionee or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the option that would have vested prior to the time such option otherwise terminates.

Stock options granted to an eligible charitable organization must expire after the earlier of a date that is not more than 10 years from the grant date of such option and the 90th date that the holder of such option ceases to be an eligible charitable organization.

Shareholder Approval Being Sought

As of the date hereof, 108,178,469 Common Shares are issued and outstanding. As of such date, the number of Common Shares issuable upon exercise of stock options that may be granted under the Option Plan is 10,817,846 or 10% of such number. As of the date hereof, the Corporation had 3,926,000 options outstanding under the Option Plan (representing approximately 3.63% of the issued and outstanding Common Shares).

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “Option Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, re-approving the Option Plan.

The Board and management recommend the re-approval of the Option Plan.

To be effective, the Option Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the Option Plan Resolution.

The text of the Option Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.

Subject to regulatory approval, the Option Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Corporation and its subsidiaries to a maximum of 10% of the issued and outstanding Common Shares at the time of the grant, be and is hereby ratified, confirmed and approved; and

2.

Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of, and on behalf of, the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution.”

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Corporation’s shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation.

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies (the “Guidelines”). National Instrument 58-101 – Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices which disclosure is set out below, in accordance with Form 58-101F2 – Corporate Governance Disclosure (Venture Issuers).

Directors

A director is independent if he or she has no direct or indirect material relationship with the Corporation that the Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director is deemed to have a material relationship with the Corporation.

Three of the Corporation’s directors, Ian W. Telfer. Gordon Keep and Christopher I. Dyakowski are considered to be independent under applicable securities laws. Craig Steinke is not considered to be independent under applicable securities laws. Mr. Steinke is not considered to be independent as he is also the CEO of the Corporation.

Other Directorships

In addition to their positions on the Board, the following current directors of the Corporation also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Christopher I. Dyakowski	Noram Ventures Inc.
Ian W. Telfer	Catalyst Copper Corp. Goldcorp Inc.
Gordon Keep

CarbonOne Technologies Inc.

Catalyst Copper Corp.

Eastern Platinum Limited

Encanto Potash Corp.

Klondike Gold Corp.

Northern Dynasty Minerals Ltd.

Oceanic Iron Ore Corp.

Petromanas Energy Inc.

Rusoro Mining Ltd.

Uracan Resources Ltd.

None of the directors of the Corporation currently serve together on the board of any other company, other than Mr. Telfer and Mr. Keep who serve on the board of directors of Catalyst Copper Corp.

Ethical Conduct

As part of its responsibility for the stewardship of the Corporation, the Board seeks to foster a culture of ethical conduct by requiring the Corporation to carry out its business in line with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in a written Code of Business Conduct and Ethics (the “Code”) adopted on April 27, 2015. The Code has been filed with regulators, in accordance with applicable legislation, and is available under the Corporation’s profile on SEDAR at www.sedar.com.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, consultants, officers and directors to help them recognize and deal with ethical issues; promoting a culture of honesty, integrity and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

The Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or an employee or consultant of the Corporation has a material interest, which include ensuring that such individuals are familiar with the Code and, in particular, rules concerning reporting conflicts of interest and obtaining direction from the Board or a member of senior management of the Corporation regarding any potential conflicts of interest.

The Code provides specific guidelines and policies for dealing with situations that may be encountered in the workforce in order to promote an open and positive work environment. The Code details the Corporation’s policies on: confidentiality, fair dealing, safety and health, and business and governmental relations, among other things.

The Code allows directors, officers, employees and consultants who feel a violation has occurred to report the actual or potential compliance infraction to the CEO, CFO, or any other senior officer designated from time to time, on a confidential, anonymous basis.

Orientation and Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Corporation has not yet developed an official orientation or training program for new directors or a formal continuing education program for existing directors. Nevertheless, new directors will be provided, through discussions and meetings with other directors, officers and employees, with a thorough description of the Corporation’s business, properties, assets, operations and strategic plans and objectives. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

Nomination of Directors

The Corporate Governance & Nominating Committee is responsible for assisting the Board in respect of the nomination of directors and identifying new candidates for appointment to the Board. In that regard, the Corporate Governance & Nominating Committee is also responsible for identifying the competencies and skills required for nominees to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making. The Corporate Governance & Nominating Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.

The Corporate Governance & Nominating Committee considers the size of the Board each year when it considers the number of directors to recommend to the Board for election.  The criteria for selecting new directors reflects the requirements of the listing standards of the TSXV with respect to independence and the following factors:

(a)

the appropriate size of the Board;

(b)

the needs of the Corporation with respect to the particular talents and experience of its directors;

(c)

the personal and professional integrity of the candidate;

(d)

the level of education and/or business experience of the candidate;

(e)

the broad-based business acumen of the candidate;

(f)

the level of the candidate’s understanding of the Corporation’s business and the industry in which it operates and other industries relevant to the Corporation’s business;

(g)

the ability and willingness of the candidate to commit adequate time to the Board and committee matters;

(h)

the fit of the individual’s skills and personality with those of other directors and potential directors so that the Board is effective, collegial and responsive to the needs of Renaissance;

(i)

the candidate’s ability to think strategically and a willingness to share ideas; and

(j)

diversity of experiences, expertise and background of the Board as a whole.

Compensation

The Corporate Governance & Nominating Committee is responsible for determining the compensation of directors and the CEO to be recommended to the Board for approval and for reviewing the CEO’s recommendations regarding compensation of the other senior executives of the Corporation. The Corporate Governance & Nominating Committee generally reviews compensation paid to directors and chief executive officers of companies of similar size and stage of development in the oil and gas industry and determines appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation.  No formal compensation program or benchmarking has been established given the size and stage of the Corporation. In setting the compensation of the CEO, the Corporate Governance & Nominating Committee will annually review the performance of the CEO and consider other factors which may have impacted the success of the Corporation in achieving its objectives.

For further details regarding the compensation of directors, as well as details regarding the Corporation’s approach to the compensation of the CEO and the CFO, see “Executive Compensation – Oversight and Description of Director and Named Executive Officer Compensation” below.

Board Committees

The Board has established two standing committees to assist it in carrying out its mandate: the Audit Committee and the Corporate Governance & Nominating Committee.

As of November 3, 2015 the Audit Committee is comprised of Messrs. Telfer (Chair), Keep and Dyakowski, and the Corporate Governance & Nominating Committee is comprised of Messrs. Telfer (Chair), Keep and Dyakowski. In addition to the standing committees of the Board, independent committees will be appointed from time to time, when appropriate.

Assessments

The Board does not formally review the contributions of individual directors; however, it believes that its current size facilitates informal discussion and evaluation of members’ contributions within that framework. All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

Audit Committee

The Audit Committee’s Charter

A copy of the Audit Committee Charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The Audit Committee is currently comprised of Ian W. Telfer (Chair), Gordon Keep and Christopher I. Dyakowski. Mr. Telfer and Mr. Dyakowski are independent members of the Audit Committee as defined under National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Keep is not independent for the purposes of the Audit Committee.  All of the members of the Audit Committee are financially literate as defined under NI 52-110.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

(a)

an understanding of the accounting principles used by Renaissance to prepare its financial statements;

(b)

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)

an understanding of internal controls and procedures for financial reporting.

Name of Member	Education	Experience
Christopher I. Dyakowski	BSc (Geo)	33 years’ experience as a director and/or officer.
Ian W. Telfer	CA, MBA, BA	26 years’ experience as a director and/or officer.
Gordon Keep	MBA (Finance), BSc Honours (Geo)	18 years’ experience as a director and/or officer.

A general description of the education and experience of each Audit Committee member which is relevant to the performance of their responsibilities as an Audit Committee member is contained in their respective biographies set out under “Particulars of Matters to be Acted Upon – Election of Directors”.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of Renaissance’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Exemption for Venture Issuers

The Corporation is relying on the exemption in section 6.1 of NI 52-110 regarding the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures

Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board of Directors, and where applicable by the Audit Committee, on a case by case basis.

External Auditor Service Fees (By Category)

Effective November 6, 2014, MNP LLP resigned as auditors of the Corporation at the request of the Corporation. Deloitte LLP has been appointed as the Corporation’s successor auditors. The proposal to change auditors was considered and approved by the Audit Committee and by the Board.

The following table sets out, by category, the fees billed by Deloitte LLP, the Corporation’s current external auditors, for the 12-month period ended December 31, 2014.

Fee Category	Fees Billed
Audit Fees	$42,800
Audit-Related Fees	$39,751
Tax Fees	Nil
All Other Fees	Nil
TOTAL	$82,551

The following table sets out, by category, the fees billed by MNP LLP, the Corporation’s former external auditors, for the financial year ended March 31, 2014.

Fee Category	Fees Billed
Audit Fees	$12,240
Audit-Related Fees	Nil
Tax Fees	Nil
All Other Fees	Nil
TOTAL	$12,240

EXECUTIVE COMPENSATION

In connection with the RTO, on September 3, 2014 the Corporation changed its financial year end from March 31 to December 31. The following information is presented in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers, and provides details of all compensation for each of the directors and named executive officers (“NEOs”) of the Corporation for the 12 months ended December 31, 2014.

As of December 31, 2014, the Corporation had two NEOs: Craig Steinke, CEO, and Jeremy Crichton, CFO. There were no other executive officers of the Corporation who individually earned more than $150,000 in total compensation.

Director and Named Executive Officer Compensation – Excluding Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Renaissance to each current and former NEO and director, in any capacity, for the 12 month period ended December 31, 2014 and the financial year ended March 31, 2014.

Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Craig Steinke, Director and CEO	12 months ended December 31, 2014(1)	80,048	Nil	Nil	Nil	Nil	80,048
	Year ended March 31, 2014	N/A	N/A	N/A	N/A	N/A	N/A
Jeremy Crichton, CFO	12 months ended December 31, 2014(2)	6,000	Nil	Nil	Nil	Nil	6,000
	Year ended March 31, 2014	N/A	N/A	N/A	N/A	N/A	N/A
Christopher I. Dyakowski, Director, former President and CEO(3)	12 months ended December 31, 2014 (3)	15,000 (4)(6)	Nil	Nil	Nil	Nil	15,000
	Year ended March 31, 2014(5)	54,000(6)	Nil	Nil	Nil	Nil	54,000
Ian W. Telfer, Director	12 months ended December 31, 2014(7)	Nil	Nil	Nil	Nil	Nil	Nil
	Year ended March 31, 2014	N/A	N/A	N/A	N/A	N/A	N/A
Gordon Keep, Director	12 months ended December 31, 2014(8)	Nil	Nil	Nil	Nil	40,000(8)	40,000
	Year ended March 31, 2014	N/A	N/A	N/A	N/A	N/A	N/A
Kenneth C. Phillipe, former Director and CFO(9)	12 months ended December 31, 2014(10)	12,000	Nil	Nil	Nil	Nil	12,000
	Year ended March 31, 2014(11)	18,000(12)	Nil	Nil	Nil	Nil	18,000
Stephen Kenwood, former Director(13)	12 months ended December 31, 2014(14)	Nil	Nil	Nil	Nil	Nil	Nil
	Year ended March 31, 2014	Nil	Nil	Nil	Nil	Nil	Nil
Thomas Dyakowski, former Director(15)	12 months ended December 31, 2014(16)	Nil	Nil	Nil	Nil	Nil	Nil
	Year ended March 31, 2014	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Reflects compensation paid to Mr. Steinke by Reconnaissance Energy (US) Corp for the period from September 3, 2014 to December 31, 2014.

(2)

Reflects compensation paid to Mr. Crichton for the period from September 3, 2014 to December 31, 2014.

(3)

Mr. Dyakowski served as President and CEO of San Antonio until September 3, 2014 and from September 3, 2014 to December 31, 2014, he has served as a director of Renaissance.

(4)

Of this amount, $15,000 reflects compensation paid to Mr. Dyakowski in his position as President and CEO of San Antonio for the period from March 31, 2014 to September 3, 2014 and Nil was paid for his position as a director of Renaissance from September 3, 2014 to December 31, 2014.

(5)

Reflects compensation paid to Mr. Dyakowski in his position as President and CEO of San Antonio for the financial year ended March 31, 2014.

(6)

Reflects fees paid to Max Investments Inc., a company controlled by Mr. Dyakowski, for administrative services provided to San Antonio.

(7)

Reflects compensation paid for the period from September 3, 2014 to December 31, 2014.

(8)

Reflects compensation paid for the period from September 3, 2014 to December 31, 2014 to Fiore Management & Advisory Corp., of which Mr. Keep is the Chief Executive Officer.

(9)

Mr. Phillipe was appointed as a director of San Antonio on August 15, 2013 and appointed as CFO of San Antonio on January 10, 2012. He resigned from both positions on September 3, 2014.

(10)

Reflects compensation paid for the period from March 31, 2014 to September 3, 2014.

(11)

Reflects compensation paid for the financial year ended March 31, 2014.

(12)

Reflects fees paid to Mr. Phillipe for professional accounting services provided to San Antonio for the financial year ended March 31, 2014.

(13)

Mr. Kenwood served as a director of San Antonio from June 10, 2010 to September 3, 2014..

(14)

Reflects compensation paid for the period from March 31, 2014 to September 3, 2014.

(15)

Mr. Thomas Dyakowski served as a director of San Antonio from August 15, 2013 to September 3, 2014.

(16)

Reflects compensation paid for the period from March 31, 2014 to September 3, 2014.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each NEO and director by Renaissance for services provided or to be provided, directly or indirectly, to Renaissance in the 12-month period ended December 31, 2014.

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion, or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end(1) ($)	Expiry date
Craig Steinke, Director and CEO(3)	Options(2)	800,000 (20.38%)	July 31, 2014	0.30	0.26	0.275	July 31, 2024
Jeremy Crichton, CFO(4)	Options(2)	250,000 (6.37%)	July 31, 2014	0.30	0.26	0.275	July 31, 2024
Christopher I. Dyakowski, Director, former President and CEO(5)	Options(2)	250,000 (6.37%)	July 31, 2014	0.30	0.26	0.275	July 31, 2024
Ian W. Telfer, Director(6)	Options(2)	500,000 (12.74%)	July 31, 2014	0.30	0.26	0.275	July 31, 2024
Gordon Keep, Director(7)	Options(2)	500,000 (12.74%) 200,000 (5.09%) (8)	July 31, 2014 July 2, 2013	0.30 0.25	0.26 N/A (8)	0.275 0.275	July 31, 2024 July 2, 2018
Kenneth C. Phillipe, former Director and CFO	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Stephen Kenwood, former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Thomas Dyakowski, former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

(1)

Reflects the closing price of the Common Shares on the TSXV on December 31, 2014.

(2)

Each option entitles the holder to acquire one Common Share upon exercise. Other than as set out herein, all options vest in accordance with the following vesting schedule: one-third on the date of grant, one-third on January 31, 2015, and one third-third on July 31, 2015. For the 200,000 stock options granted to Fiore Management Advisory Corp., the options vest on the following vesting schedule: one-third on year 1 from the date of grant, one third on January 2, 2015 and one-third on July 2, 2015.  For further details regarding vesting and restrictions and conditions of exercise, see “Particulars of Matters to be Acted Upon – Approval of Stock Option Plan”.

(3)

As at December 31, 2014, Mr. Steinke held a total of 800,000 options (266,666 vested).

(4)

As at December 31, 2014, Mr. Crichton held a total of 250,000 options (83,333 vested).

(5)

As at December 31, 2014, Mr. Dyakowski held a total of 250,000 options (83,333 vested).

(6)

As at December 31, 2014, Mr. Telfer held a total of 500,000 options (166,666 vested).

(7)

As at December 31, 2014, Mr. Keep held a total of 500,000 options (166,666 vested).

(8)

Granted by R2 prior to the RTO.  Mr. Keep indirectly controls an aggregate the 200,000 stock options through Fiore Management & Advisory Corp., of which Mr. Keep is the Chief Executive Officer (66,666 vested).

No NEO or director of Renaissance exercised compensation securities during the 12-month period ended December 31, 2014.

Stock Option Plans and Other Incentive Plans

The Corporation has adopted the Option Plan, a “rolling” stock option plan which sets the number of options available for grant by the Corporation at an amount equal to up to a maximum of 10% of the Corporation’s issued and outstanding Common Shares from time to time, less any Common Shares reserved for issuance under other share compensation arrangements. A detailed discussion of the material terms of the Option Plan is set out under “Particulars of Matters to be Acted Upon –  Approval of Stock Option Plan” above.

As of the date hereof, the Corporation does not have any incentive plans other than the Option Plan.

Employment, Consulting and Management Agreements

The material terms of each agreement under which compensation was provided during the 12-month period ended December 31, 2014, or is payable in respect of services provided to the Corporation by each NEO or director, is set out below.

Craig Steinke, CEO and Director

Mr. Steinke’s contract with the Corporation provides for monthly remuneration of USD$17,500 and no provisions for change of control, severance, termination or constructive dismissal.

Jeremy Crichton, CFO

Mr. Crichton’s contract with the Corporation provides for monthly remuneration of $3,000 and no provisions for change of control, severance, termination or constructive dismissal.

Christopher I. Dyakowski, Director and former President and CEO

On January 1, 2014, San Antonio entered into an administrative services contract with Max Investments Inc., a company controlled by Mr. Dyakowski.  Pursuant to the terms of that contract, Max Investments Inc. was paid an aggregate $3,000 per month, which amount is attributed to Mr. Dyakowski in the executive compensation table.  In connection with the RTO, the contract was terminated on August 31, 2014, and no further fees were paid.  Mr. Dyakowski is currently a director of the Corporation and does not provide services under any contract.

There are no contracts, agreements, plans or arrangements that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in a NEO’s or director’s responsibilities.

Oversight and Description of Director and Named Executive Officer Compensation

Compensation of Directors

The Corporate Governance & Nominating Committee, through discussions without any formal objectives, criteria or analysis, is responsible for determining all forms of compensation to be granted to the directors of Renaissance to be recommended to the Board for approval. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and stage of development in the oil and gas industry, and the availability of financial and other resources of the Corporation.

Non-executive directors do not currently receive directors’ fees or fees for participation on Board committees. Long term incentives in the form of stock options are granted to non-executive directors from time to time, based on an existing complement of long term-incentives, corporate performance and to be competitive with other companies of similar size and scope. The Corporate Governance & Nominating Committee will periodically review the responsibilities and risks involved in being an effective director, and will report and make recommendations accordingly.

Compensation of NEOs

The Corporate Governance & Nominating Committee is responsible for determining all forms of compensation to be paid to the CEO, and for reviewing the CEO’s recommendations regarding compensation of the other NEOs of the Corporation, to ensure such arrangements reflect the responsibilities and risks associated with each position.

The key objectives of the Corporation’s executive compensation program are: (i) recruiting and retaining executives critical to the success of Renaissance and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Renaissance shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to NEOs of Renaissance consists of base salary and/or long-term incentives in the form of stock options, as set out below.

The Corporation’s executive compensation program is designed to retain, encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short- and the long-term. Base salaries will be based on a number of factors enabling the Corporation to compete for and retain executives critical to the Corporation’s long-term success. Share ownership opportunities through stock options will be provided to align the interests of executive officers with the longer term interests of shareholders.

In determining specific compensation amounts for executive officers, the Corporate Governance & Nominating Committee considers factors such as experience, individual performance, length of service, contribution towards the achievement of corporate objectives and positive exploration and development results, stock price, and compensation compared to other employment opportunities for executives.

Elements of NEO Compensation

Base Salary

The Corporation’s NEOs each receive base salaries. The Corporate Governance & Nominating Committee reviews these salaries annually to ensure that they reflect each respective NEO’s responsibilities, performance and experience in fulfilling his role. In determining the base salary for each NEO, the Corporate Governance & Nominating Committee take into consideration available market data for other companies of a similar size and nature, although a specific benchmark is not targeted and a formal peer group has not been established, and makes recommendations regarding the compensation of NEOs, for approval by the Board.

Long-Term Incentives

Long term incentives are performance-based grants of stock options. The Corporate Governance & Nominating Committee will recommend the number of stock options to be granted to the Corporation’s executive officers, subject to approval by the Board.

In establishing the number of stock options to be granted to the NEOs, reference is made to the number of stock options granted to officers of other publicly-traded companies that, similar to Renaissance, are involved in the oil and gas industry, as well as those of other publicly-traded Canadian companies on a comparable size to that of Renaissance in respect of assets. The Board also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of stock options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the NEO in determining the level of incentive stock option compensation.

For further details regarding the material terms of the Option Plan, see “Particulars of Matters to be Acted Upon – Approval of Stock Option Plan”.

Pension Disclosure

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Corporation are authorized for issuance as of December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by security holders	3,926,000	$0.28	789,346
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,926,000	$0.28	789,346
(1)	Reflects the number of Common Shares reserved for issuance upon exercise of outstanding stock options granted under the Option Plan as of December 31, 2014
(2)

Represents the number of Common Shares remaining available for future issuance upon exercise of stock options that may be granted under the Option Plan as of December 31, 2014 and based on 10% of the number of Common Shares issued and outstanding as of December 31, 2014. The maximum number of Common Shares reserved for issuance under the Option Plan at any time is 10% of the Corporation’s issued and outstanding Common Shares at that time, less any Common Shares reserved for issuance under other share compensation arrangements.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation, or any of its subsidiaries. No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation or any associate of any one of the foregoing persons is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or any of its subsidiaries. Neither the Corporation nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

MANAGEMENT CONTRACTS

Other than as discussed herein, no management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.renaissanceoil.com.

Financial information relating to the Corporation is provided in the Corporation’s audited consolidated financial statements and the management’s discussion and analysis (“MD&A”) for the year ended December 31, 2014. Shareholders may obtain the financial statements and MD&A under the Corporation’s profile on SEDAR at www.sedar.com or by contacting the Corporation directly to request copies of the financial statements and MD&A by: (i) mail to 15567 Marine Drive, White Rock, B.C., V4B 1C9; or (ii) fax to 604-536-3621.

The Board has approved the contents of this Circular and the sending thereof to the Corporation’s shareholders.

ON BEHALF OF THE BOARD

“Craig Steinke”
Craig Steinke
Chief Executive Officer and Director
November 3, 2015

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

PURPOSE

The overall purpose of the Audit Committee (the "Committee") of Renaissance Oil Corp. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.  It is the intention of the Board that through the involvement of the Committee, the external audit will be conducted independently of the Company's Management to ensure that the independent auditors serve the interests of Shareholders rather than the interests of Management of the Company.  The Committee will act as a liaison to provide better communication between the Board and the external auditors.  The Committee will monitor the independence and performance of the Company's independent auditors.

COMPOSITION, PROCEDURES AND ORGANIZATION

(1)

The Committee shall consist of at least three members of the Board of Directors (the "Board").

(2)

At least two (2) members of the Committee shall be independent and the Committee shall endeavour to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members' independent judgment.  At least one (1) member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company.  For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3)

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(4)

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

(5)

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6)

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7)

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee.  The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8)

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary.  The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

(1)

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b)

to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)

to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2)

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

A.

contents of their report;

B.

scope and quality of the audit work performed;

C.

adequacy of the Company's financial and auditing personnel;

D.

co operation received from the Company's personnel during the audit;

E.

internal resources used;

F.

significant transactions outside of the normal business of the Company;

G.

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H.

the non audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

(3)

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)

periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4)

The Committee is also charged with the responsibility to:

(a)

review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

A.

the annual report to Shareholders;

B.

the annual information form, if required;

C.

annual and interim MD&A;

D.

prospectuses;

E.

news releases discussing financial results of the Company; and

F.

other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Company's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

(5)

The Committee shall have the authority:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)

to set and pay the compensation for any advisors employed by the Committee; and

(c)

to communicate directly with the internal and external auditors.

Schedule “B”

CHANGE OF AUDITOR PACKAGE

NOTICE OF CHANGE OF AUDITOR
National Instrument 51-102

RENAISSANCE OIL CORP.

(the "Company")

Effective November 06, 2014, MNP LLP (the "Former Auditor") resigned as auditors of the Company at the request of the Company.  Deloitte LLP (the “Successor Auditor”) has been appointed as the Company's successor auditors.  The proposal to change auditors has been considered and approved by the Audit Committee of the Company's Board of Directors and by the Company's Board of Directors.

There have been no reservations contained in any auditor's reports on the Company's annual financial statements for the preceding two fiscal years, and there have been no reportable events, being "disagreements", "consultations" or "unresolved issues" as defined in NI 51-102, between the Company and its Former Auditors.  There have been no reservations contained in any auditor's report or reportable events on any interim financial information for any subsequent period preceding the date of this notice.

DATED at Vancouver, British Columbia, this 6th day of November 2014.

RENAISSANCE OIL CORP.
BY ORDER OF THE BOARD

"Craig Steinke"
_____________________________________
Craig Steinke
Chief Executive Officer and Director

November 7, 2014

TO:

British Columbia Securities Commission

Alberta Securities Commission

Renaissance Oil Corp. (the “Company”)

Notice Pursuant to National Instrument 51-102 – Change of Auditor (“Notice”)

We acknowledge receipt of a Notice of Change of Audit dated November 6, 2014 delivered to us by the Company in respect of the change of auditor of the Company, to be effective as of November 6, 2014.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by MNP LLP that we have reviewed Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

We trust the foregoing is satisfactory.

Yours very truly,

MNP LLP

Deloitte LLP 700, 850 - 2 Street SW Calgary AB T2P 0R8 Canada Tel: 403-267-1700 Fax: 403-264-2871 www.deloitte.ca

November 7, 2014

Alberta Securities Commission

4th Floor, 300 – 5 Avenue SW

Calgary, AB T2P 3C4

British Columbia Securities Commission

701 West Georgia Street

PO Box 10142, Pacific Centre

Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

Re:

Renaissance Oil Corp.

We have read the notice of change of auditor (the "Notice") of Renaissance Oil Corp. dated November 6, 2014 which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company. This confirmation is based on our knowledge of the information at this date.

Yours truly,

Chartered Accountants